16 March 2009

Company Announcements
ASX Limited
Level 4, 20 Bridge Street
Sydney  NSW  2000

NEW ISSUE ANNOUNCEMENT

Further to the announcement made on 13 March 2009, the Directors of Samson Oil & Gas Limited confirm that today, 16 March 2009, the Company has allotted 29,300,000 ordinary fully paid shares to Macquarie Bank Limited.

Enclosed is Appendix 3B giving notice of the new issue.

Yours faithfully
SAMSON OIL & GAS LIMITED

DENIS RAKICH
Company Secretary